                                   EXHIBIT 99a

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF INCOME
------------------------------------------------------------------------------------------------------------------------------

                                                    Three Months Ended June 30                   Six Months Ended June 30
In thousands of dollars                          ---------------------------------           ---------------------------------
(except per share amounts)                          1998        1997        Change              1998         1997       Change
------------------------------------------------------------------------------------------------------------------------------

REVENUES
Net sales                                        $ 302,613    $ 293,225      +  3%           $ 592,528    $ 565,485      +  5%
Other income                                         2,384        2,702      - 12%               4,670        6,926      - 33%
                                                 ---------    ---------                      ---------    ---------
                                                   304,997      295,927      +  3%             597,198      572,411      +  4%

EXPENSES
Cost of sales                                      191,813      187,240      +  2%             376,377      362,542      +  4%
Marketing and administrative                        61,889       58,999      +  5%             123,933      116,049      +  7%
Research and development                            14,390       13,716      +  5%              28,466       27,057      +  5%
Interest                                             4,371        5,489      - 20%               8,679       10,298      - 16%
                                                 ---------    ---------                      ---------    ---------

INCOME BEFORE TAXES                                 32,534       30,483      +  7%              59,743       56,465      +  6%
Income taxes                                        11,387       10,975      +  4%              20,910       20,328      +  3%
                                                 ---------    ---------                      ---------    ---------

INCOME BEFORE MINORITY INTERESTS                    21,147       19,508      +  8%              38,833       36,137      +  7%
Minority interests                                   4,730        3,511      + 35%               8,186        7,268      + 13%
                                                 ---------    ---------                      ---------    ---------

NET INCOME                                       $  16,417    $  15,997      +  3%           $  30,647    $  28,869      +  6%
                                                 =========    =========                      =========    =========


NET INCOME PER SHARE - BASIC                     $    0.71    $    0.70      +  1%           $    1.33    $    1.25      +  6%
NET INCOME PER SHARE - DILUTED                   $    0.70    $    0.69      +  1%           $    1.31    $    1.23      +  7%

DIVIDENDS DECLARED PER SHARE                     $    0.26    $    0.24      +  8%           $    0.50    $    0.48      +  4%

AVERAGE SHARES OUTSTANDING (000) - BASIC            23,012       22,924                         22,979       23,099      -  1%
AVERAGE SHARES OUTSTANDING (000) - DILUTED          23,258       23,074      +  1%              23,231       23,246

------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99b

                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF FINANCIAL POSITION

---------------------------------------------------------------------------------------------------

                                                      JUNE 30        December 31            June 30
In thousands of dollars                           -------------------------------------------------
(except per share amounts)                               1998               1997               1997
---------------------------------------------------------------------------------------------------

ASSETS
Cash and short-term securities                    $    70,256        $    68,306        $   100,529
Accounts receivable, net                              212,129            185,257            207,166
Inventories
    Materials and supplies                             64,160             61,233             58,394
    In process and finished                           121,223            117,467            117,274
    LIFO reserve                                      (18,329)           (18,799)           (18,833)
                                                  -----------        -----------        -----------
                                                      167,054            159,901            156,835
Prepaid and deferred expenses                          28,231             26,988             32,570
                                                  -----------        -----------        -----------
    Total current assets                              477,670            440,452            497,100

Property, plant and equipment, at cost, net           356,332            348,172            336,528
Excess of cost over net assets of
    businesses acquired                                93,818             97,507             76,305
Other assets                                           74,390             75,645             49,914
                                                  -----------        -----------        -----------
                                                  $ 1,002,210        $   961,776        $   959,847
                                                  ===========        ===========        ===========


LIABILITIES & SHAREHOLDERS' EQUITY
Short-term debt                                   $    34,189        $    35,361        $    10,610
Current installments of long-term debt                 12,914             13,340             26,578
Accounts payable                                       98,374             91,155             98,147
Accrued liabilities and taxes                          91,158             89,076            105,081
Current environmental reserves                          1,962              2,099              2,102
Dividends payable                                       5,989              5,505              5,493
                                                  -----------        -----------        -----------
    Total current liabilities                         244,586            236,536            248,011

Long-term debt                                        179,764            180,030            188,807
Deferred items                                         55,690             54,197             50,460
Long-term environmental reserves                       13,609             13,726             14,220
Minority interests                                    114,758            104,426             97,678

Shareholders' equity
    Common stock and paid-in capital                   37,699             38,158             36,617
    Retained earnings                                 428,994            409,844            393,293
    Treasury stock                                    (49,629)           (52,216)           (53,248)
    Accumulated other comprehensive
       income                                         (23,261)           (22,925)           (15,991)
                                                  -----------        -----------        -----------
            Total shareholders' equity                393,803            372,861            360,671
                                                  -----------        -----------        -----------
                                                  $ 1,002,210        $   961,776        $   959,847
                                                  ===========        ===========        ===========

EQUITY PER SHARE                                  $     17.10        $     16.26        $     15.75

---------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

Amounts as of June 30, 1998 and June 30, 1997 are unaudited.

                                   EXHIBIT 99c

                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------------

                                                             Six Months Ended June 30
                                                            --------------------------
In thousands of dollars                                          1998             1997
--------------------------------------------------------------------------------------

OPERATIONS
Net income                                                  $  30,647        $  28,869
Noncash items
    Depreciation and amortization                              26,035           22,585
    Income taxes not due                                        6,375              803
    Minority interests                                          8,186            7,268
    LIFO inventory credit                                        (470)          (1,003)
    Equity in net income of affiliates                         (1,336)          (2,997)
    Other                                                         417              (74)
Operating working capital increase                            (30,670)         (27,310)
                                                            ---------        ---------
                                                               39,184           28,141
                                                            ---------        ---------
INVESTMENTS
Property, plant and equipment                                 (34,247)         (27,380)
Acquisitions                                                   (1,047)         (19,175)
Divestitures                                                                    41,578
Joint ventures                                                  2,020            1,468
Proceeds from exercise of LTI stock options                     3,168            2,434
Other                                                              13            2,173
                                                            ---------        ---------
                                                              (30,093)           1,098
                                                            ---------        ---------
FINANCING
Long-term debt, net                                             5,193           (6,160)
Short-term debt, net                                           (1,059)           5,512
Dividends paid                                                (11,013)         (10,733)
LTI dividends paid to minority interest shareholders           (1,136)            (870)
Purchase of treasury stock                                                     (20,517)
Other                                                           1,117            1,663
                                                            ---------        ---------
                                                               (6,898)         (31,105)
                                                            ---------        ---------
INCREASE (DECREASE) IN CASH AND SHORT-TERM SECURITIES       $   2,193        $  (1,866)
                                                            =========        =========


RECONCILIATION OF INCREASE (DECREASE) IN CASH AND
   SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period       $  68,306        $ 103,420
Cash and short-term securities at end of period                70,256          100,529
                                                            ---------        ---------
Increase (Decrease) in cash and short-term securities
     per Statement of Financial Position                        1,950           (2,891)
Currency translation effects                                      243            1,025
                                                            ---------        ---------
                                                            $   2,193        $  (1,866)
                                                            =========        =========


Property, plant and equipment for the six months ended June 30, 1998 includes $4,635 related to the exercise of an option to purchase land under a capital lease by Life Technologies, Inc.

--------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99d

                                                              DEXTER CORPORATION
STATEMENT OF COMPREHENSIVE INCOME

------------------------------------------------------------------------------------------------------------

                                                   Three Months Ended June 30       Six Months Ended June 30
                                                   --------------------------       ------------------------
In thousands of dollars                               1998            1997            1998            1997
------------------------------------------------------------------------------------------------------------

NET INCOME                                          $ 16,417        $ 15,997        $ 30,647        $ 28,869
                                                    --------        --------        --------        --------

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
  Currency translation effects                          (389)          1,379            (142)        (13,225)
  Unrealized losses on investments                      (156)           (201)           (194)           (201)
                                                    --------        --------        --------        --------
OTHER COMPREHENSIVE INCOME (LOSS)                       (545)          1,178            (336)        (13,426)
                                                    --------        --------        --------        --------

COMPREHENSIVE INCOME                                $ 15,872        $ 17,175        $ 30,311        $ 15,443
                                                    ========        ========        ========        ========

------------------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99e

                                                              DEXTER CORPORATION
NET SALES BY MARKET

--------------------------------------------------------------------------------------------------------------

                                  Three Months Ended June 30                  Six Months Ended June 30
                               ---------------------------------        --------------------------------------
In thousands of dollars             1998          1997   Change                1998            1997     Change
--------------------------------------------------------------------------------------------------------------

AEROSPACE                      $  18,324     $  15,713     + 17%          $  35,380       $  29,184      + 21%

ELECTRONICS (1)                   50,632        54,018     -  6%            105,705         103,849      +  2%

FOOD PACKAGING (2)                74,661        72,454     +  3%            140,496         137,278      +  2%

MEDICAL                          118,143       109,822     +  8%            231,055         215,225      +  7%

OTHER                             40,853        41,218     -  1%             79,892          79,949
                               ---------     ---------                    ---------       ---------

CONSOLIDATED                   $ 302,613     $ 293,225     +  3%          $ 592,528       $ 565,485      +  5%
                               =========     =========                    =========       =========

--------------------------------------------------------------------------------------------------------------

(1) The effect of businesses acquired increased net sales to the Electronics market by $1.9 million, or 3%, for the quarter, and $3.9 million, or 4%, year-to-date.

(2) The effect of businesses acquired increased net sales to the Food Packaging market by $3.6 million, or 5%, for the quarter, and $9.9 million or 7%, year-to-date.

Amounts are unaudited.

                                   Exhibit 99f


                               Dexter Corporation
                   Notes to Consolidated Financial Statements


Note 1  -      In the opinion of the Company's management, the unaudited
               financial statements reflect adjustments of a normal recurring nature which are necessary to present fairly the results for the interim periods. The notes to the consolidated financial statements, including management's discussion in Part 1, Item 2 of this Form 10-Q, are incorporated as part of these consolidated financial statements. The year-end condensed balance sheet data was derived from the audited financial statements.

Note 2 - Presented below is the reconciliation between basic earnings per share and diluted earnings per share for the three and six-month periods ended June 30, 1998 and 1997:

                                               Three Months ended June 30               Six Months ended June 30
Amounts in thousands                           --------------------------               -------------------------
(except per share data)                          1998             1997                     1998           1997
-----------------------------------------------------------------------------------------------------------------
Earnings per share - basic:
  Net income                                   $  16,417       $   15,997               $   30,647     $   28,869
  Weighted average shares
    outstanding                                   23,012           22,924                   22,979         23,099
  Earnings per share - basic                        $.71             $.70                    $1.33          $1.25

Earnings per share - diluted:
  Net income                                   $  16,417       $   15,997               $   30,647     $   28,869
  Effect of subsidiary dilutive
    options on net income                           (111)            (139)                    (220)          (286)
                                               ---------       ----------               ----------     ----------
                                               $  16,306       $   15,858               $   30,427     $   28,583
                                               =========       ==========               ==========     ==========
  Weighted average shares
    outstanding                                   23,012           22,924                   22,979         23,099
  Weighted average effect of
    common stock equivalents                         246              150                      252            147
                                               ---------       ----------               ----------     ----------
                                                  23,258           23,074                   23,231         23,246
                                               =========       ==========               ==========     ==========
  Earnings per share - diluted                 $     .70       $      .69               $     1.31     $     1.23

                                   Exhibit 99f


                               Dexter Corporation
             Notes to Consolidated Financial Statements (continued)

Note 3  -      In February 1998, the Financial Accounting Standards Board issued
               Statement of Financial Accounting Standards (SFAS) No. 132,
               Employers' Disclosures About Pensions and Other Postretirement
               Benefits, which becomes effective for financial statements for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact of SFAS No. 132 on its financial reporting practices.

               In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact of SFAS No. 133 on its financial reporting practices.

Note 4 - The following are included as components of Common Stock and Paid-in Capital.

COMMON STOCK & PAID-IN CAPITAL             JUNE 30,             DECEMBER 31,             JUNE 30,
(IN THOUSANDS OF DOLLARS)                    1998                  1997                    1997
------------------------------            ----------             ----------             ----------
Common stock                              $   24,984             $   24,984             $   24,984
Paid-in capital                               16,570                 17,482                 16,142
Unearned compensation on
  restricted stock                            (3,855)                (4,308)                (4,509)
                                          ----------             ----------             ----------
                                          $   37,699             $   38,158             $   36,617
                                          ==========             ==========             ==========

Note 5 - The following are included as components of Accumulated Other Comprehensive Income.

ACCUMULATED OTHER COMPREHENSIVE                        JUNE 30,             DECEMBER 31,             JUNE 30,
INCOME (IN THOUSANDS OF DOLLARS)                         1998                   1997                   1997
--------------------------------                     -----------            -----------            -----------
Currency translation effects                            ($22,617)              ($22,475)              ($15,412)
Unrealized losses on investments                            (620)                  (426)                  (375)
Pension liability adjustment                                 (24)                   (24)                  (204)
                                                     -----------            -----------            -----------
                                                        ($23,261)              ($22,925)              ($15,991)
                                                     ===========            ===========            ===========

                                   Exhibit 99f


                               Dexter Corporation
             Notes to Consolidated Financial Statements (continued)

Note 6 - On July 7, 1998, the Company announced plans to acquire the remaining 48% equity in Life Technologies, Inc., a 52% Dexter-owned subsidiary and the divestiture of its Packaging Coatings business including Dexter S.A.S., its French coatings subsidiary.

             Dexter has proposed to the Life Technologies' Board of Directors that it acquire the approximately 11.3 million shares of Life Technologies it does not currently own at a price of $37 per share in cash, or approximately $420 million, net, excluding payment for exercisable stock options. The acquisition of the publicly owned shares of Life Technologies offers its shareholders an 18% premium over the July 6, 1998 closing price. The offer will be financed through Dexter's available cash and a committed credit facility arranged by First Chicago Capital Markets, Inc. The proposal is subject to the approval of Life Technologies' Board of Directors. Life Technologies' Board of Directors has formed a special independent committee to consider the proposal.

             The planned divestiture of Dexter's Packaging Coatings unit - a business that has a range of products serving the beer, beverage and food can, aerosol and tube markets - will involve Packaging Coatings and Dexter S.A.S., which had combined 1997 sales of $208 million.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of Dexter Corporation as of June 30, 1998 and 1997, and the related condensed statements of income and comprehensive income for the three and six-month periods then ended and the condensed statement of cash flows for the six-month periods then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of Dexter Corporation as of December 31, 1997 and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein), and in our report dated February 3, 1998, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1997 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP


Springfield, Massachusetts
July 15, 1998